Exhibit 99.1

Turbo Energy Announces Results from Extraordinary

General Meeting of Shareholders

VALENCIA, Spain – (Globe Newswire) – December 19, 2024 – Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced voting results from the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) held yesterday, December 18, 2024 in Valencia, Spain.

At the Meeting, a total of 51,177,950 ordinary shares, equivalent to 92.80% of the share capital issued and outstanding, was represented in person or by proxy, constituting a quorum.

The following proposals were all approved.

●	To increase the number of directors from seven to eight and to appoint Mr. Julian Groves as a new executive director to serve until the next annual general meeting of shareholders.

●	To ratify the appointment of Deloitte as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024.

●	To approve an amendment to the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”) to increase the total number of ordinary shares available for grant under the Plan from 1,900,000 ordinary shares, par value €0.05 per share (the “Ordinary Shares”), to 5,500,000 Ordinary Shares the (“Plan Share Limit”) and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the Board.

●	Granting of powers for the execution and notarization of resolutions to execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Meeting, including the correction or rectification, if necessary.

●	Reading and approval, where appropriate, of the Meeting minutes.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com